As filed with the Securities and Exchange Commission on September 20, 2013

Registration No. 333-147630

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CHINAEDU CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14, 15 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, and 16
(v) The sale or exercise of rights	Articles number 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 18 and 22
3. Fees and Charges	Article 7
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of December 14, 2007, as amended and restated as of __________________, 2013 among ChinaEdu Corporation, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Letter agreement among ChinaEdu Corporation and The Bank of New York Mellon relating to pre-release activities. -Previously Filed.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.	Certification under Rule 466. – Not Applicable.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 20, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for ChinaEdu Corporation.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, ChinaEdu Corporation has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Beijing, China on September 20, 2013.

CHINAEDU CORPORATION

By: /s/ Shawn Ding
Name: Shawn Ding
Title: CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 20, 2013.

/s/ Shawn Ding	/s/ Shawn Ding
Shawn Ding	Shawn Ding
Director	Chief Executive Officer
(Principal Executive Officer)

/s/ Julia Huang	/s/ Yixin Mei
Julia Huang	Yixin (Simon) Mei
Director	Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Min Fan
Min Fan
Director

/s/ Tianwen Liu	/s/ Donald J. Pugligi
Tianwen Liu	Name: Donald J. Puglisi
Director	Authorized U.S. Representative
Managing Director
Puglisi & Associates
/s/ Samuel Yen
Samuel Yen
Director

Zonglian Gu
Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of December 14, 2007, as amended and restated as of _________________, 2013, among ChinaEdu Corporation, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.